Filed Pursuant to Rule 424(b)(2)
Registration No. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 1, 2007

Pricing Supplement No. 2007—MTNDD144 Dated                 , 2007

(To Prospectus Supplement Dated May 13, 2006 and Prospectus Dated March 10, 2006)

US$                     principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Callable LIBOR Range Accrual Notes Due 2017

•

Unless called by us, the notes will bear interest at the rate of approximately 7.50% to 8.50% (to be determined on the date on which the notes are priced for initial sale to the public, which we refer to as the pricing date) per annum on each calendar day when the floating interest rate commonly referred to as “six-month U.S. dollar LIBOR” is determined (as described more fully in this pricing supplement) to be less than or equal to 7.00%, PROVIDED that beginning on the fourth calendar day immediately preceding any interest payment date, the rate for six-month U.S. dollar LIBOR for each calendar day remaining in that interest period will be deemed to equal the rate for six-month U.S. dollar LIBOR applicable to the fifth calendar day prior to that interest payment date (as described more fully in this pricing supplement). On each calendar day for which six-month U.S. dollar LIBOR is determined to be greater than 7.00%, no interest will accrue on the notes. As a result, interest payments will vary and could be zero.

•	Interest on the notes is payable quarterly on each February , May , August , and November , beginning on November , 2007 and ending on the maturity date.

•

If not previously called by us, the notes will mature on                         , 2017. At maturity you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

•

We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning approximately six months after the date of issuance of the notes, upon not less than ten calendar days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Citigroup Global Markets Inc. will purchase the notes from Citigroup Funding at a price of US$1,000 per note and expects to sell the notes to the public, directly or through certain affiliated dealers, in one or more transactions at market prices prevailing at the time of sale or at prices otherwise negotiated.

We expect that delivery of the notes will be made against payment therefor on or about                 , 2007. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the next business day(s) will be required to specify an alternative cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

SUMMARY INFORMATION — Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Callable LIBOR Range Accrual Notes Due 2017. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The Callable LIBOR Range Accrual Notes Due 2017 are callable securities issued by Citigroup Funding Inc. that have a maturity of approximately ten years. If not previously called by us, at maturity, you will receive an amount in cash equal to your initial investment in the notes plus any accrued, unpaid interest due at maturity. The amount of any quarterly interest payments due on the notes will vary and could be zero. Generally, interest payments, if any, will be based on six-month U.S. dollar LIBOR on each calendar day. For each calendar day that six-month U.S. dollar LIBOR is determined (as described in the section “Description of the Notes—Determination of Six-Month U.S. Dollar LIBOR”) to be less than or equal to 7.00%, the notes will bear interest at a rate of approximately 7.50% to 8.50% (to be determined on the date on which the notes are priced for initial sale to the public, which we refer to as the pricing date) per annum; PROVIDED, however, that beginning on the fourth calendar day immediately preceding any interest payment date, the rate for six-month U.S. dollar LIBOR for each calendar day remaining in that interest period will be deemed to equal the rate for six-month U.S. dollar LIBOR applicable to the fifth calendar day prior to that interest payment date (as described in the section “Description of the Notes—Determination of Six-Month U.S. Dollar LIBOR”). On each calendar day for which six-month U.S. dollar LIBOR is determined to be greater than 7.00%, no interest will accrue on the notes. We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning approximately six months after the date of issuance of the notes. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

The notes mature on                     , 2017, are callable quarterly beginning approximately six months after the date of issuance and do not provide for earlier redemption by you. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

You may purchase and transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

Will I Receive Interest on the Notes?

The interest payable on the notes will vary and may be zero. We expect to pay interest, if any, in cash quarterly on each February     , May     , August      and November     , commencing on November     , 2007 and ending on the maturity date. We refer to each of these quarterly payment dates as an interest payment date and each three-month period from and including an interest payment date to but excluding the next interest payment date, the maturity date or any earlier date upon which the notes are redeemed as an interest period.

Unless the notes are called by us, the per annum interest rate for any quarterly interest period will equal the product of (x) approximately 7.50% to 8.50% (to be determined on the pricing date) and (y) the number of accrual days in the interest period divided by the number of calendar days in the interest period. An accrual day is any calendar day in an interest period for which six-month U.S. dollar LIBOR is determined (as described in the section “Description of the Notes—Determination of Six-Month U.S. Dollar LIBOR”) to be less than or equal to 7.00%. Generally, six-month U.S. dollar LIBOR will equal the rate for six-month U.S. dollar LIBOR appearing on Page “LIBOR01,” or any substitute page, at 11:00 a.m. (London time) on each calendar day during an interest period. No interest will accrue on the notes on any calendar day for which six-month U.S. dollar LIBOR is determined to be greater than 7.00%. The per annum interest rate calculated for any quarterly interest period is applicable only to that quarterly interest period; interest payments for any other quarterly interest period will vary and may be zero. The interest payment amount per note for any quarterly interest period will equal the product of US$1,000 and the per annum interest rate applicable to that quarterly interest period divided by 4.

Additionally, if the level of six-month U.S. dollar LIBOR is lower than or equal to 7.00% for a sufficient number of days in any interest period, resulting in a quarterly interest payment on the notes greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity, you should expect that the notes will be called. If we call the notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to six-month U.S. dollar LIBOR or another index. You should understand how the interest rate calculations work before you invest in the notes. You can find more information in the section “Description of the Notes—Interest” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

At maturity, unless your notes have been previously called by us, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if Citigroup Funding Calls the Notes?

We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning approximately six months after the date of issuance of the notes, upon not less than ten calendar days’ notice to holders of the notes in the manner described in the section “Description of the Notes—Call Right” in this pricing supplement. If we exercise our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Call or Maturity?

You will only receive 100% of the principal amount of your notes if you hold the notes at call or maturity. If you choose to sell your notes before the notes are called or mature, you are not guaranteed to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and

May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

How Has Six-Month U.S. Dollar LIBOR Performed Historically?

We have provided a table showing the historical performance of six-month U.S. dollar LIBOR since 1997. You can find this table in the section “Historical Data on Six-Month U.S. Dollar LIBOR” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of six-month U.S. dollar LIBOR in recent years. However, past performance is not indicative of how six-month U.S. dollar LIBOR will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes—The Historical Performance of Six-Month U.S. Dollar LIBOR Is Not an Indication of the Future Performance of Six-Month U.S. Dollar LIBOR” in this pricing supplement.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based on six-month U.S. dollar LIBOR. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws including individual retirement accounts (which we call “Plans”), will be permitted to purchase or hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Payments of stated interest on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup Inc.’s Affiliates, Citigroup Global Markets and Citigroup Financial Products?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes. As such, Citigroup Global Markets will purchase the notes and expects to sell them to the public, directly or indirectly, through certain affiliated dealers. After the initial offering, Citigroup Global Markets and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the level of six-month U.S. dollar LIBOR, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

Six-month U.S. dollar LIBOR is a floating rate. You will not earn interest on any day for which six-month U.S. dollar LIBOR is determined to be greater than 7.00%. If six-month U.S. dollar LIBOR remains above 7.00% for an entire interest period, the applicable interest rate paid on the notes will be zero.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the notes on any interest payment date beginning approximately six months after the date of issuance of the notes. In the event that we call the notes, you will receive only the principal amount of your investment in the notes and any accrued and unpaid interest to and including the call date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.

The Level of U.S. Dollar LIBOR Will Affect Our Decision to Call the Notes

It is more likely we will call the notes prior to their maturity date if the level of six-month U.S. dollar LIBOR is lower than or equal to 7.00%, resulting in quarterly interest payments on the notes in an amount greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity. If we call the notes prior to their maturity date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes bear interest at the rate of approximately 7.50% to 8.50% (to be determined on the pricing date) per annum on each calendar day for which six-month U.S. dollar LIBOR is determined to be less than or equal to 7.00%. As a result, if six-month U.S. dollar LIBOR remains above 7.00% for a substantial number of days during an interest period, the effective yield on your notes for such interest period will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, the level of six-month U.S. dollar LIBOR and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Level of Six-Month U.S. Dollar LIBOR. We expect that the market value of the notes at any time may be affected by changes in the level of six-month U.S. dollar LIBOR. For example, an increase in the level of six-month U.S. dollar LIBOR could cause a decrease in the market value of the notes because no interest will be payable on the notes if six-month U.S. dollar LIBOR is determined to be greater than 7.00%. Conversely, a decrease in the level of six-month U.S. dollar LIBOR may cause an increase in the market value of the notes because interest will be payable. However, if the level of six-month U.S. dollar LIBOR remains lower than or equal to 7.00%, the likelihood of the notes being called would increase.

The level of six-month U.S. dollar LIBOR will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of Six-Month U.S. Dollar LIBOR. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of six-month U.S. dollar LIBOR changes, the market value of the notes may change.

Call Feature. Our ability to call the notes prior to their maturity date is likely to limit their value. If we did not have the right to call the notes, their value could be significantly different.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon six-month U.S. dollar LIBOR. This hedging activity could affect the value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup Inc.’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as a decrease in the level of six-month U.S. dollar LIBOR.

The Historical Performance of Six-Month U.S. Dollar LIBOR Is Not an Indication of the Future Performance of Six-Month U.S. Dollar LIBOR

The historical performance of six-month U.S. dollar LIBOR, which is included in this pricing supplement, should not be taken as an indication of the future performance of six-month U.S. dollar LIBOR during the term of the notes. Changes in the level of six-month U.S. dollar LIBOR will affect the trading price of the notes, but it is impossible to predict whether the level of six-month U.S. dollar LIBOR will rise or fall.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Callable LIBOR Range Accrual Notes Due 2017 (the “Notes”) are callable securities issued by Citigroup Funding that have a maturity of approximately ten years. If not previously called by us, at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity.

The amount of any quarterly interest payments due on the Notes will vary and could be zero. Generally, interest payments, if any, will be based on the rate for six-month U.S. dollar LIBOR on each calendar day. For each calendar day that six-month U.S. dollar LIBOR is determined (as described in the section “—Determination of Six-Month U.S. Dollar LIBOR”) to be less than or equal to 7.00%, the Notes will bear interest at a rate of approximately 7.50% to 8.50% (to be determined on the Pricing Date) per annum; PROVIDED, however, that beginning on the fourth calendar day immediately preceding any interest payment date, the rate for six-month U.S. dollar LIBOR for each calendar day remaining in that interest period will be deemed to equal the rate for six-month U.S. dollar LIBOR applicable to the fifth calendar day prior to that Interest Payment Date (as described in the section “— Determination of Six-Month U.S. Dollar LIBOR”). On each calendar day for which six-month U.S. dollar LIBOR is determined to be greater than 7.00%, no interest will accrue on the Notes. We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning approximately six months after the date of issuance of the Notes. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

Interest

The interest payable on the Notes will vary and could be zero. We expect to pay interest, if any, quarterly on February     , May     , August      and November      of each year starting on November     , 2007 and ending on the maturity date, each an Interest Payment Date. Each three-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date, the maturity date or any earlier date upon which the Notes are redeemed is an Interest Period. During each Interest Period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months, so that each Interest Period will be deemed to consist of 90 days.

Unless the Notes are called by us, the per annum interest rate for any quarterly Interest Period will equal the product of (x) approximately 7.50% to 8.50% (to be determined on the Pricing Date) and (y) the number of Accrual Days in the Interest Period divided by the number of calendar days in the Interest Period. An Accrual Day is any calendar day in an Interest Period for which six-month U.S. dollar LIBOR is determined to be less than or equal to 7.00%, as described in detail below in “—Determination of Six-Month U.S. Dollar LIBOR.” No interest will accrue on the Notes on any calendar day that is not an Accrual Day. The per annum interest rate calculated for any quarterly Interest Period is applicable only to that quarterly Interest Period; interest payments for any other quarterly Interest Period will vary and may be zero. The interest payment amount per Note for any quarterly Interest Period will equal the product of US$1,000 and the per annum interest rate applicable to that quarterly Interest Period divided by 4.

Additionally, if the level of six-month U.S. dollar LIBOR is lower than or equal to 7.00% for a sufficient number of days in any Interest Period, resulting in a quarterly interest payment on the Notes greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity, you should expect that the Notes will be called. If we call the Notes, you may not be able to invest in other securities with a similar yield. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close.

Payment at Maturity

Unless your Notes have been previously called by us, at maturity you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

Hypothetical Interest Payment Examples

The table below presents examples of hypothetical interest payments on the Notes based on the total number of Accrual Days occurring during an Interest Period. The following examples of hypothetical interest payment calculations are based on the following assumptions:

•	Principal amount: US$1,000

•	Interest Rate: 8.00% per annum

•	Interest Period consists of ninety calendar days

•	The Notes are purchased on the issue date and are not called by us or sold in any secondary market prior to the end of the Interest Period.

The examples below are for purposes of illustration only and would provide different results if different assumptions were applied. The actual interest payment, if any, for any quarter will depend on the actual number of Accrual Days in each Interest Period and the actual interest rate.

Hypothetical Total Accrual Days(1) During Quarterly Interest Period	Hypothetical Interest Rate Accrued for that Quarterly Interest Period(2)	Hypothetical Interest Payment for that Quarterly Interest Period per US$1,000(3)
0	0.000%	US$0.00
10	0.222%	2.22
20	0.444%	4.44
30	0.667%	6.67
40	0.889%	8.89
50	1.111%	11.11
60	1.333%	13.33
70	1.556%	15.56
80	1.778%	17.78
90	2.000%	20.00

(1)	The number of calendar days for which six-month U.S. dollar LIBOR is determined to be less than or equal to 7.00%
(2)	(8.00% ÷ 4) x (Hypothetical total number of Accrual Days ÷ the number of calendar days in the Interest Period)
(3)	US$1,000 x (8.00% ÷ 4) x (Hypothetical total number of Accrual Days ÷ the number of calendar days in the Interest Period)

Determination of Six-Month U.S. Dollar LIBOR

For purposes of determining whether any calendar day in an Interest Period is an Accrual Day, six-month U.S. dollar LIBOR will equal the rate for six-month U.S. dollar LIBOR appearing on “LIBOR01” (or any successor page as determined by the calculation agent) at 11:00 am (London time) on such calendar day or, in the case of a calendar day that is not a London Business Day, the rate for six-month U.S. dollar LIBOR appearing on “LIBOR01” (or any successor page as determined by the calculation agent) at 11:00 am (London time) on the London Business Day immediately preceding such calendar day; PROVIDED, however, that beginning on the fourth calendar day immediately preceding any Interest Payment Date, the rate for six-month U.S. dollar LIBOR for each calendar day remaining in that Interest Period will be deemed to equal the rate for six-month U.S. dollar LIBOR applicable to the fifth calendar day prior to that Interest Payment Date.

If a rate for six-month U.S. dollar LIBOR is not published on “LIBOR01” (or any successor page as determined by the calculation agent) on any London Business Day for which six-month U.S. dollar LIBOR is required, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of six months, as of 11:00 am (London time) on such London Business Day. If at least two such quotations are so provided, the rate for six-month U.S. dollar LIBOR will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the calculation agent will request each of three major banks in The City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of six months, as of approximately 11:00 am (New York City time) on such London Business Day. If at least two such rates are so provided, the rate for six-month U.S. dollar LIBOR will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the rate for six-month U.S. dollar LIBOR will be the six-month U.S. dollar LIBOR in effect on the immediately preceding London Business Day.

London Business Day means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning approximately six months after the date of issuance of the Notes, upon not less than ten calendar days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes or on any Interest Payment Date, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date or relevant Interest Payment Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of             % per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON SIX-MONTH U.S. DOLLAR LIBOR

Six-month U.S. dollar LIBOR is a daily reference rate based on the interest rates in the London interbank money market. The following table sets forth, for each of the periods indicated, the high and the low level of six-month U.S. dollar LIBOR, as reported on Reuters. The historical performance of six-month U.S. dollar LIBOR should not be taken as an indication of the future performance of six-month U.S. dollar LIBOR during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in six-month U.S. dollar LIBOR during any period set forth below is not any indication that six-month U.S. dollar LIBOR is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
1997
Quarter
First	5.9375	5.5469
Second	6.0625	5.8750
Third	5.9375	5.7813
Fourth	6.0000	5.7813
1998
Quarter
First	5.8438	5.5625
Second	5.8125	5.6875
Third	5.7813	5.2461
Fourth	5.2336	4.9381
1999
Quarter
First	5.1463	4.9681
Second	5.6500	5.0339
Third	5.9613	5.5800
Fourth	6.1675	5.9613
2000
Quarter
First	6.5300	6.1813
Second	7.1088	6.4988
Third	7.0000	6.7400
Fourth	6.7600	6.2038
2001
Quarter
First	6.1638	4.6413
Second	4.7400	3.6800
Third	3.9000	2.5225
Fourth	2.5400	1.9088
2002
Quarter
First	2.3788	1.7906
Second	2.3600	1.9138
Third	1.9600	1.6850
Fourth	1.8419	1.3800

2003
Quarter
First	1.4056	1.1700
Second	1.3344	0.9800
Third	1.2113	1.1100
Fourth	1.2800	1.1600
2004
Quarter
First	1.2294	1.1450
Second	1.9400	1.1600
Third	2.1963	1.8338
Fourth	2.7900	2.1975
2005
Quarter
First	3.4000	2.7900
Second	3.7100	3.3281
Third	4.2306	3.7286
Fourth	4.7100	4.2669
2006
Quarter
First	5.1400	4.6800
Second	5.6400	5.1431
Third	5.6300	5.3600
Fourth	5.4300	5.2931
2007
Quarter
First	5.4013	5.2591
Second	5.4091	5.3291
Third (through August 1)	5.3963	5.3006

The rate for six-month U.S. dollar LIBOR appearing on LIBOR01 at 11:00 a.m. (London time) on August 1, 2007, was 5.3006.

The following graph shows the daily values of six-month U.S. dollar LIBOR in the period from January 2, 1997 through August 1, 2007 using historical data obtained from Reuters. Past movements of six-month U.S. dollar LIBOR are not indicative of future values of six-month U.S. dollar-LIBOR.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Payments of Interest. Payments of stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes. Upon the sale, exchange or retirement (including an exercise of our call right) of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued stated interest, which will be taxable as such) and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest payments on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S.

Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of interest on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

U.S. Federal Estate Tax.

A Note beneficially owned by an individual who at the time of death is a Non-U.S. Holder should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, US$              principal amount of Notes (             Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at market prices prevailing at the time of sale or at prices otherwise negotiated and some of the Notes to certain dealers at those prices less a concession not to exceed US$             per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed US$             per Note on sales to certain other dealers.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

To the extent the offer of any Notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the Notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent or dealer has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent or dealer it is permitted under applicable laws and regulations. In so doing, the agent or dealer will not impose any additional obligations on Citigroup Funding.

The agent or dealer has represented and agreed that:

•

in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup Inc.;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

•

it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•

the Notes may not be held by or be sold: (I) to or for the benefit or account of; or (II) pursuant to or in connection with any back-to-back transaction, in each case with: (A) a “Person Resident in India” as the term is used in the Foreign Exchange Management Act, 1999; (B) a “Non-Resident Indian”, a “Person of Indian Origin” or an “Overseas Corporate Body”, as such terms are used in the Foreign Exchange Management (Deposit) Regulations 2000 as notified by the Reserve Bank of India; or (C) any entity or person that is not regulated (as such term is used in the Securities and Exchange Board of India (Foreign Institutional Investors Amendment) Regulations, 2004), each a “Restricted Entity” and in each case excluding an offshore banking unit or an offshore branch of a bank constituted in India. No Note holder shall, directly or indirectly, sell, transfer, assign, novate or otherwise dispose of the Notes to or for the benefit or account of any Restricted Entity;

•

it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the Notes in the Federal Republic of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the Notes; and

•

no Notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any Notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the Notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act” or the “Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the

Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of the Act, or arises from an offer referred to in Section 275(1A) of the Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of the Act (in the case of a trust)

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$

Callable LIBOR Range

Accrual Notes

Due                     , 2017

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

Pricing Supplement

                 , 2007

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)